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                                                                 Exhibit (h)(24)


                              GOLDMAN, SACHS & CO.

                         FEE INFORMATION FOR SERVICES AS
                  PLAN, TRANSFER AND DIVIDEND DISBURSING AGENT

                               GOLDMAN SACHS TRUST
                                  ON BEHALF OF
                                 CASH PORTFOLIO



            For the services provided and the expenses assumed by Goldman, Sachs & Co. pursuant to the Transfer Agency Agreement with respect to the Cash Portfolio (the "Portfolio"), Goldman Sachs Trust shall pay to Goldman, Sachs & Co. as full compensation therefor a fee payable monthly at the annual rate of
 .01% of the average daily net asset value of the Portfolio's outstanding Institutional, Administration and Preferred Shares. This fee shall be reduced by the amount of the expenses borne by the Portfolio pursuant to the next paragraph.

            The Fund shall bear all expenses properly incurred by the Portfolio and by Goldman, Sachs & Co. in connection with the performance of its duties under the Transfer Agency Agreement with respect to such Portfolio, including the expenses referred to in paragraph 6.02 thereof, provided that the expenses so borne by each class of Shares may not exceed the monthly fee payable by such class at the annual rate of in the preceding paragraph. All expenses that exceed such annual fee rate shall be borne by Goldman, Sachs & Co., including the expenses referred to in paragraph 6.02 thereof.



Goldman, Sachs & Co.                      Goldman Sachs Trust

By:________________________               By:_________________________
     (Authorized Officer)                      (Authorized Officer)


Date:                                     Date: